Exhibit 99.1

Allot Announces
First Quarter 2018 Financial Results

Revenues increased 18% Year over Year

Hod Hasharon, Israel – May 8, 2018 - Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT), a global provider of leading innovative network intelligence and security solutions for service providers worldwide, today announced its first quarter 2018 financial results.

 Q1 2018 – Financial Highlights

•	Revenues were $21.7 million, up 18% year-over-year;

•	GAAP gross margin was 68%; Non-GAAP gross margin was 70%;

•	GAAP operating loss of $3.5 million; non-GAAP operating loss of $2.3 million;

•	Book-to-bill above one for the fifth consecutive quarter;

Financial Outlook:

•	Management maintains its previously issued guidelines for 2018.

•	Management continues to expect 2018 revenues to grow to between $91 - 95 million with the second half of the year stronger than the first half, reflecting typical seasonality;

•	2018 Book to Bill is expected at above 1;

Management Comment

Erez Antebi, President & CEO of Allot, commented:

The results in the first quarter of 2018 show we are on track in successfully executing the turnaround process we began last year and the transition to a security company.

We see a growing number of communication service providers worldwide realize that offering secure broadband at a premium price creates a substantial revenue potential as well as providing an important service to their customers.

Allot’s position as a leading technology provider for such security services puts us in a unique position to take advantage of this market opportunity.  We strongly believe that with over 20 million subscribers  protected by AllotSecure technology worldwide, this is just the beginning.”

Q1 2018 Financial Results Summary

Total revenues for the first quarter of 2018 were $21.7 million, up 18% compared to $18.4 million in the first quarter of 2017.

Gross profit on a GAAP basis for the first quarter of 2018 was $14.8 million (gross margin of 68.1%), a 22% improvement compared with $12.1 million (gross margin of 65.7%) in the first quarter of 2017.

Gross profit on a non-GAAP basis for the first quarter of 2018 was $15.1 million (gross margin of 69.6%), a 21% improvement compared with $12.5 million (gross margin of 67.5%) in the first quarter of 2017.

Net loss on a GAAP basis for the first quarter of 2018 was $3.7 million, or $0.11 per basic share, compared with a net loss of $5.1 million, or $0.15 per basic share, in the first quarter of 2017.

Non-GAAP net loss for the first quarter of 2018 was $2.4 million, or $0.07 per basic share, compared with a non-GAAP net loss of $3.6 million, or $0.11 per basic share, in the first quarter of 2017.

Cash and investments as of March 31, 2018 totaled $104.7 million. The Company recorded negative operating cash flow of $1.1 million during the first quarter of 2018.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss first quarter 2018 earnings results today, May 8, 2018 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US: +1-888-668-9141, UK: +44(0) 800-917-5108, Israel: +972-3-918-0609.

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot Communications website at: http://investors.allot.com/index.cfm

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 20 million subscribers in Europe. Allot. See. Control. Secure. For more information, visit www.allot.com

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, restructuring expenses, changes in taxes related items and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Vered Zur Vice-President Marketing International dialing +972-54-240 0042 vzur@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2018	2017
	(Unaudited)

Revenues	$21,732	$18,435
Cost of revenues	6,924	6,318
Gross profit	14,808	12,117

Operating expenses:
Research and development costs, net	5,793	5,533
Sales and marketing	10,033	8,980
General and administrative	2,466	2,541
Total operating expenses	18,292	17,054
Operating loss	(3,484)	(4,937)
Financial and other income, net	230	362
Loss before income tax expenses	(3,254)	(4,575)

Tax expenses	432	502
Net Loss	(3,686)	(5,077)

Basic net loss per share	$(0.11)	$(0.15)

Diluted net loss per share	$(0.11)	$(0.15)

Weighted average number of shares used in computing basic net loss per share	33,555,980	33,091,845

Weighted average number of shares used in computing diluted net loss per share	33,555,980	33,091,845

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2018	2017
	(Unaudited)

GAAP Revenues	$21,732	$18,435
Fair value adjustment for acquired deferred revenues write down	-	24
Non-GAAP Revenues	$21,732	$18,459

GAAP cost of revenues	$6,924	$6,318
Share-based compensation (1)	(80)	(95)
Amortization of intangible assets (2)	(232)	(232)
Non-GAAP cost of revenues	$6,612	$5,991

GAAP gross profit	$14,808	$12,117
Gross profit adjustments	$312	351
Non-GAAP gross profit	$15,120	$12,468

GAAP operating expenses	$18,292	$17,054
Share-based compensation (1)	(624)	(749)
Amortization of intangible assets (2)	(175)	(135)
Expenses related to M&A activities (3)	(38)	(89)
Non-GAAP operating expenses	$17,455	$16,081

GAAP financial and other income	$230	$362
Expenses related to M&A activities (3)	150	74
Non-GAAP Financial and other income	$380	$436

GAAP taxes on income	$432	$502
Tax expenses (in respect of net deferred tax asset recorded)	(19)	(67)
Non-GAAP taxes on income	$413	$435

GAAP Net Loss	$(3,686)	$(5,077)
Share-based compensation (1)	704	844
Amortization of intangible assets (2)	407	367
Expenses related to M&A activities (3)	188	163
Fair value adjustment for acquired deferred revenues write down	-	24
Tax expenses in respect of net deferred tax asset recorded	19	67
Non-GAAP Net income (Loss)	$(2,368)	$(3,612)

GAAP Loss per share (diluted)	$(0.11)	$(0.15)
Share-based compensation	0.02	0.03
Amortization of intangible assets	0.01	0.01
Expenses related to M&A activities	0.01	0.00
Tax expenses (in respect of net deferred tax asset recorded)	0.00	0.00
Non-GAAP Net loss per share (diluted)	(0.07)	$(0.11)

Weighted average number of shares used in computing GAAP diluted net loss per share	33,555,980	33,091,845

Weighted average number of shares used in computing non-GAAP diluted net loss per share	33,555,980	33,091,845

TABLE - 2 cont.
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

		Three Months Ended
		March 31,
		2018	2017
		(Unaudited)

(1)	Share-based compensation (*):
	Cost of revenues	$80	$95
	Research and development costs, net	155	229
	Sales and marketing	222	241
	General and administrative	247	279
		$704	$844

(2)	Amortization of intangible assets
	Cost of revenues	$232	$232
	Sales and marketing	175	135
		$407	$367

(3)	Expenses related to M&A activities
	General and administrative	$38	$89
	Financial income	150	74
		$188	$163

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2018	2017
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,835	$15,342
Short term deposits	16,943	31,043
Restricted deposit	228	428
Marketable securities	64,682	63,194
Trade receivables, net	21,991	22,737
Other receivables and prepaid expenses	4,390	2,649
Inventories	8,174	7,897
Total current assets	139,243	143,290

LONG-TERM ASSETS:
Severance pay fund	303	302
Deferred taxes	282	301
Other assets	347	1,135
Total long-term assets	932	1,738

PROPERTY AND EQUIPMENT, NET	5,198	5,002
GOODWILL AND INTANGIBLE ASSETS, NET	38,616	34,495

Total assets	$183,989	$184,525

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$6,470	$5,857
Deferred revenues	11,032	11,370
Other payables and accrued expenses	15,579	14,277
Total current liabilities	33,081	31,504

LONG-TERM LIABILITIES:
Deferred revenues	4,235	3,878
Accrued severance pay	781	747
Other long term liabilities	5,516	5,267
Total long-term liabilities	10,532	9,892

SHAREHOLDERS' EQUITY	140,376	143,129

Total liabilities and shareholders' equity	$183,989	$184,525

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2018	2017
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Loss	$(3,686)	$(5,077)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	498	529
Stock-based compensation related to options granted to employees	704	844
Amortization of intangible assets	407	367
Capital loss	3	4
Decrease in accrued severance pay, net	33	28
Decrease in other assets	788	308
Decrease in accrued interest and amortization of premium on marketable securities	246	126
Decrease in trade receivables	746	1,260
Increase in other receivables and prepaid expenses	(1,879)	(622)
Increase in inventories	(277)	(762)
Decrease in long-term deferred taxes, net	19	67
Increase in trade payables	602	1,849
Increase (Decrease) in employees and payroll accruals	(499)	276
Increase (Decrease) in deferred revenues	731	(853)
Increase in other payables and accrued expenses	486	491
Net cash used in operating activities	(1,078)	(1,165)

Cash flows from investing activities:
Decrease in restricted deposit	200	-
Redemption of short-term deposits	14,100	473
Purchase of property and equipment	(694)	(811)
Investment in marketable securities	(7,061)	(6,588)
Proceeds from redemption or sale of marketable securities	4,991	4,749
Acquisitions	(3,048)	-
Net cash provided by (used in) investing activities	8,488	(2,177)

Cash flows from financing activities:
Exercise of employee stock options	83	24
Net cash provided by financing activities	83	24

Increase (Decrease) in cash and cash equivalents	7,493	(3,318)
Cash and cash equivalents at the beginning of the period	15,342	23,326
Cash and cash equivalents at the end of the period	$22,835	$20,008